Horwitz, Cron & Armstrong, llp
Attorneys at Law

26475 Rancho Parkway South
Lake Forest, California 92630
Telephone (949) 540-6540
Facsimile (949) 540-6578

January 31, 2011

Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:	Game Plan Holdings, Inc. Amendment No. 6 to Registration Statement on Form S-1 Filed December 29, 2010 File No. 333-160730

Dear Ms. Mills-Apenteng:

This response is being filed to clarify question number 2 in regards to your January 14, 2011 correspondence to the Amendment No. 6 to Registration Statement for Game Plan Holdings, Inc. (the “Company”).  Underlined verbiage below constitutes your comments and our client’s responses are in regular type.

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

2.
Please confirm, if true, that the outside accounting consultant, outside professionals and the outside accounting firm referred to in your response to prior comment 2 are each separate entities from your auditors, DeJoya Griffith & Company.

The Company’s outside accounting consultant, outside professionals and the outside accounting firm referred to in our prior response to comment 2 are one in the same.  The references to the outside accounting consultant, outside professionals and the outside accounting firm referred to in our prior response to comment 2 are a separate entity from the Company’s auditors,  DeJoya Griffith & Company.

Sincerely, HORWITZ, CRON & ARMSTRONG /s/ Horwitz, Cron & Armstrong